CHINA SUNERGY CO., LTD. No. 123 Focheng West Road Jiangning Economic & Technical Development Zone Nanjing, Jiangsu 211100, People’s Republic of China (86 25) 5276 6688

March 12, 2015

VIA EDGAR

Mr. Martin James, Senior Assistant Chief Accountant

Ms. Kate Tillan, Assistant Chief Accountant

Ms. Li Xiao, Staff Accountant

Division of Corporation Finance

United States Securities and

Exchange Commission (the “Commission”)

Washington, D.C. 20549

United States

Re:	China Sunergy Co., Ltd. (the “Company”)
Form 20-F for the fiscal year ended December 31, 2013
Filed April 29, 2014
File No. 001-33433

Dear Mr. Martin James, Ms. Kate Tillan and Ms. Li Xiao,

Set forth below are the Company’s responses to the comments contained in the letter dated February 4, 2015, regarding Annual Report on Form 20-F filed April 29, 2014 (the “Annual Report”), from the staff of Commission (the “Staff”). The comments are repeated below and followed by the responses prepared by the Company in response to these comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 18. Financial Statements

Note 7. Bank Borrowings, page F-25

March 12, 2015 Page 2

1.	Further to your response to prior comment 1, in future filings please disclose the amount of fixed deposits guaranteeing your debt and included in the restricted cash balance in addition to the additional disclosures you propose for the accounting policy footnote.

The Company will ensure to include in its future filings the disclosure of the amount of fixed deposits guaranteeing the debt and the inclusion of the amount of fixed deposits guaranteeing the debt in the restricted cash balance.

Note 15. Related Party Transactions and Balances, page F-41

2.	Further to your response to prior comment 2, please tell us why you classify the entire amount of $75 million as a current asset. Please tell us the amount of inventory purchases applied against the balance in fiscal 2014 and tell us about the payment terms for the balance owed. Also tell us the balance as of December 31, 2014.

The Company respectfully advises the Staff that pursuant to the agreement entered between the Company and CEEG Semi in November 2013, under which CEEG Semi agreed to settle the prepayment balance of $75 million via inventory supplies or return of cash within one year, the Company therefore classified the amount of $75 million as a current asset. CEEG Semi did not supply inventory to the Company in fiscal year 2014. As of December 31, 2014, the balance of the prepayment was $69 million.

In January 2015, the Company renewed the agreement with CEEG Semi, under which, CEEG Semi agreed to settle the prepayment balance of $69 million via inventory supplies or return of cash within one year. Also, the Company obtained a commitment letter co-issued by CEEG and CEEG Semi declaring that it planned to settle the amount in the next six or twelve months beginning from March 2015.

March 12, 2015 Page 3

If you have any questions regarding the Annual Report, please do not hesitate to contact the undersigned at +86-25-5276 6666-6559, or tingxiu.lu@chinasunergy.com.

Very truly yours,

/s/ Tingxiu Lu

Tingxiu Lu

Chairman and Chief Executive Officer

cc: Shiliang GUO, Acting Chief Financial Officer

Jeffrey J. Sun, Orrick, Herrington & Sutcliffee LLP

Grant Pan, Deloitte Touche Tohmatsu Certified Public Accountants LLP

[Letterhead of China Sunergy Co., Ltd.]

Acknowledgement

Re: China Sunergy Co., Ltd. (the “Company”) Form 20-F for the fiscal year ended December 31, 2013, filed April 29, 2014, file No. 001-33433

China Sunergy Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Commission;

•	the staff of Commission (the “Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing with the Commission; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Sunergy Co., Ltd.
By:	/s/ Tingxiu Lu
Name: Tingxiu Lu
Title: Chairman and Chief Executive Officer
Date: March 12, 2015